

March 7, 2022

Fellow Shareholders,

Alta Fox (together with its affiliates, "Alta Fox" or "we") is one of the largest shareholders of Hasbro, Inc. (NASDAQ: HAS) ("Hasbro" or the "Company"), with ownership of approximately 2.5% of the Company's outstanding shares. We recently nominated five highly qualified and independent director candidates for election at Hasbro's upcoming Annual Meeting of Shareholders because we believe they are the right change agents to help improve the Company's capital allocation, corporate governance, understanding of customers and overall strategy for unlocking value for shareholders. Given Hasbro's history of poor disclosure, reckless spending, egregious compensation policies and weak shareholder returns, it should be clear that shareholder-driven boardroom change is needed.

A key question in this campaign is whether our director candidates can bring incremental skills and ideas to the Hasbro Board of Directors (the "Board") to assist Chief Executive Officer Chris Cocks in executing a disciplined strategy that delivers superior value for all stakeholders, ranging from shareholders to customers to employees. We firmly believe that in order for Mr. Cocks to succeed, he needs to be surrounded by a meaningfully refreshed Board that includes shareholder-designated individuals with diverse perspectives and unique experiences operating at the highest levels of the corporate, financial and gaming worlds.

To help answer this key question, our nominees want to give you the opportunity to hear directly from them. The subsequent sections of this letter provide detail on our candidates' distinct experience, ideas for value creation and perspectives on how they can help repair Hasbro from inside the boardroom. We hope Hasbro's directors provide shareholders the same opportunity to hear from them, so our nominees' ideas can be compared on the merits.

## *LEARN HOW MATTHEW CALKINS, A PUBLIC COMPANY FOUNDER AND CEO WITH A SUCCESSFUL TRACK RECORD, WOULD BRING AN OWNERSHIP MINDSET TO HASBRO*

**Question #1: How does your experience as the founder, CEO and Chairman of a publicly traded technology and software company add value in Hasbro's boardroom?**

**Matthew Calkins:** If you're fortunate enough to start a company, turn it into a successful enterprise and then take it public, you understand what it is like to adapt, evolve and transform. One guiding principle that has led to my professional success has been always to strive for alignment. I have retained a sizable ownership stake in Appian to ensure that my success is directly aligned with shareholders. As a Board member of Hasbro, I would bring that same mentality because I have seen firsthand what a powerful force it can be for value creation. Helping Appian grow from an idea to a multibillion-dollar publicly traded enterprise has provided me with a variety of perspectives on corporate governance, human capital management, investor communication and strategic investments and transactions.

I also think I can bring a lot of empathy, understanding and support for Chris Cocks as a first-time CEO because I know what it is like to be in his shoes. I would certainly welcome the opportunity to speak directly with Chris about my ideas and am rooting for his success.



**Question #2: Why is it valuable that you are an award-winning board game designer and player?**

**Matthew Calkins:** Board games are great because everyone starts on an equal playing field. I find myself deeply analyzing processes and considering various outcomes to improve both as a player and a business leader. I would bring this same data-driven approach to Hasbro's boardroom. As a passionate and successful board game designer and player, I feel Hasbro's Consumer and Wizards of the Coast segments would benefit from having my perspective in the boardroom. I can provide the viewpoints of a customer, producer and financial backer of games.

**Question #3: If an investor publicly called for your company to spin off an asset or business unit, how would you respond?**

**Matthew Calkins:** Although it can be tempting to recoil and resist when outsiders have ideas, you have to be openminded. Each director has a fiduciary duty to examine all credible ideas for shareholder value creation. I would respond with two actions if I were in Hasbro's boardroom: get shareholder feedback and analyze the question of a spin-off with a data-driven approach.

I cannot yet say with certainty whether Alta Fox's recommendation is right, but I know we would discuss the proposal, analyze it objectively and take time to make an informed decision in the best interest of all stakeholders.

> *LEARN HOW MARCELO FISCHER, A CAPITAL ALLOCATION EXPERT WHO HAS OVERSEEN THE EXECUTION OF NUMEROUS SUCCESSFUL SPIN-OFFS, WOULD BRING FINANCIAL DISCIPLINE TO HASBRO*

**Question #1: What have you learned leading IDT through five spin-offs as its CFO, and how do you think this experience is relevant to Hasbro today?**

**Marcelo Fischer:** I currently oversee a holding company that has ownership in several distinct companies, so I understand firsthand the value that can be unlocked by spinning off unrelated businesses. Often, a company's sum of the parts significantly exceeds the value assigned by the marketplace because investors misprice the value of its various businesses, as each of them is often not given sufficient disclosure. Additionally, in attempting to maximize synergies or leverage the product portfolio across the enterprise, corporate boards and management teams often fail to realize the unique value and opportunities that exist within each asset. This often leads to inefficient corporate-wide initiatives that fail to allocate capital properly and focus on properly identifying and nurturing individual value drivers within each of the distinct businesses.

In my view, it's clear that the market is not able to accurately assess the true value of the Wizards of the Coast business under Hasbro's current conglomerate structure. This seems like a textbook example of a business that would benefit from a tax-free spin-off. I'm curious to hear the current Board's view on the prospect of spinning off Wizards of the Coast. A transaction of this nature would allow for a re-allocation of resources and, if properly executed, help the Consumer Products and Entertainment segments thrive.



**Question #2:** How can you help the Board develop an effective capital allocation framework?

**Marcelo Fischer:** I believe in relying on financial analysis to effectively evaluate the merits of any capital allocation decision. In addition to financial analysis and financial discipline for future capital allocation decisions, a sound framework also requires a process for the Board to measure the effectiveness and performance of past decisions made, so that prior failings don't repeat. This disciplined approach enables boards of directors, management teams and investors to evaluate whether a deal meets, exceeds or fails against the appropriate financial hurdles. I think an objective analysis of Hasbro's capital allocation decisions reveals that the Company has a vision to create value via the "Brand Blueprint" strategy but has lacked the financial discipline necessary to create value. Even a sound qualitative strategy requires rigorous financial discipline to successfully execute.

**Question #3:** Why do you think it's important for Hasbro to improve investor disclosures?

**Marcelo Fischer:** I think improving shareholder communication and transparency can greatly strengthen investor confidence in the Company's strategy, assets and leadership team. Hasbro's limited disclosure leaves a great deal of room for improvement and makes it challenging for investors to assess the key components and drivers of the business. This is an area in which my experience can be very helpful. I believe that the quality of investor disclosure is highly indicative of and a prism into the quality of a company's own internal management reporting, providing valuable insight into how a company really thinks about its businesses and value drivers, as well as how capital and management focus is allocated. A company that fails to properly highlight through investor disclosure the value elements of its businesses typically does so because it fails to understand them in the first place.

Prioritizing increased financial disclosures across Hasbro can help ensure that investors fully grasp the intrinsic value of the Company's quality businesses, which would help drive shareholder returns.

*LEARN HOW JON FINKEL, A PROFESSIONAL MAGIC: THE GATHERING PLAYER AND CAPITAL MARKETS EXPERT, WOULD BRING SIGNIFICANT GAMING AND INVESTMENT MANAGEMENT EXPERIENCE TO HASBRO*

**Question #1: How would you look to specifically aid the Board?**

**Jon Finkel:** I would bring an important and currently unrepresented perspective of a successful competitive gamer to Hasbro's Board. I also have extensive investment experience, having worked as Chief Investment Officer at a successful investment management firm for the past 15 years. I am a former Magic: The Gathering World Champion who is generally considered one of the top few players to ever play the game. As a company whose most successful product is a competitive game, I believe Hasbro would benefit from having the perspective of a gamer in the boardroom. I am passionate about Magic: The Gathering, have decades of experience with all levels of the Magic ecosystem and have spent countless hours thinking about what has worked and not worked over the years, whether it be card design, organized play regimes or community engagement.



**Question #2: As a professional Magic: The Gathering player, what would you improve about the Wizards of the Coast ecosystem and how would it ultimately benefit Hasbro shareholders?**

**Jon Finkel:** Since the launch of Alta Fox's campaign, we've received an outpouring of feedback from fellow Magic: The Gathering players. The Magic player base is a deeply invested community with many great ideas and a fierce desire to be heard. Players can be an invaluable resource if approached properly, and I can be a bridge because I come from that community, am trusted in it and can properly sort through players' various perspectives. For years, Magic players have been frustrated with the systemic lack of investment in the future of the game. Players don't understand why the digital offerings are still buggy, cumbersome and lacking in the improvement one should get from proper investment in such a fast-growing, profitable game. Among the biggest requests are a more seamless integration of the digital and physical play experiences and the return of competitive play. Players have generally been disappointed in the lack of communication and accessibility and feel like their feedback is not being heard and has had limited impact.

Magic players are consumers, but at a deeper level they are fans. Right now, they still love Magic, but the growing frustration with management is something which needs to be urgently addressed or we will start losing them. I firmly believe that the long-term health of any business is directly related to the satisfaction of its customers, which is why Hasbro's Board would benefit from having a director in the boardroom who is trusted by the player base, adept at communicating with them, and able to interpret their feedback to help ensure the long-term health of the game.

**Question #3: Should shareholders be concerned with your lack of public company director experience?**

**Jon Finkel:** Not at all. My significant investment management experience, understanding of public company financial requirements and perspective as a Wizards of the Coast player would enable me to be a unique and valuable asset on Hasbro's Board. My fellow candidates would also bring a great deal of public company board experience to the boardroom.

*LEARN HOW RANI HUBLOU, A PROVEN CORPORATE LEADER, WOULD BRING VALUABLE STRATEGIC PLANNING AND PRODUCT INNOVATION INSIGHTS TO HASBRO*

**Question #1: Given your background in strategic planning and corporate strategy, do you have a view on whether Hasbro's Brand Blueprint strategy is working?**

**Rani Hublou:** Hasbro has strong global reach, dominant owned brands, a wide product portfolio and the potential for exceptional results. However, since publicizing its "Brand Blueprint" strategic approach more than a decade ago, Hasbro has underperformed the S&P 500 by 170%.[1] These disappointing results demonstrate that the Company's transformation from a consumer toy and board game company to a unified gaming and multi-channel entertainment conglomerate is not working. Despite its high-growth, high-margin gaming assets, Hasbro trades like a slow-growth consumer toy business. Even if Hasbro were to perform in-line with the market, I would deem that as disappointing performance given the quality of its franchises.

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[1] Source: Bloomberg (assumes dividends are reinvested), Alpha Sense. Assumes a starting date of 11/9/2010 following Hasbro's launch of its "Brand Blueprint" strategy at its investor day.



The complexity of brand storytelling as a platform offering products across a broad range of categories – including toys, games, digital, consumer and entertainment products – requires Hasbro to undertake a major reassessment and reconfiguration of its current investment strategy. The Company should not continue to pursue the current course of execution that has failed to deliver value for 10 years, while peers in the legacy business continue to gain market share.

**Question #2: What strategic priorities do you think Chris Cocks should focus on during his first year as Hasbro's new CEO?**

**Rani Hublou:** As an experienced strategy consultant and technology executive, I have seen many businesses struggle to pivot when a transformation strategy is not working. As such, I think it's important for Chris – at the helm of a public company for the first time in his career – to be surrounded by experienced directors with relevant and diverse backgrounds to help guide the pivot and accelerate Hasbro's growth.

With the support of a reconstituted Board, Chris can develop a more compelling perspective on value drivers and investment strategies to achieve positive change. In my view, Chris needs directors in the boardroom who have a tireless focus on value creation so that he can create a high return on invested capital ("ROIC") operating plan that prioritizes a reallocation of resources, aligns accountability and proper incentives for leadership and refocuses on marketing beloved brands to reignite sustainable growth.

**Question #3: How do you think Hasbro can better utilize technology and invest in product marketing to reach more customers?**

**Rani Hublou:** Over the course of my career, I've helped numerous technology companies strategically leverage technology to pivot their business models and optimize shareholder value. Currently, I'm overseeing a large-scale technology transition from on-prem to SaaS as a director on the board of Tecsys. This integrated go-to-market and technical transformation across market segments is helping the technology company accelerate growth and establish scale for future growth.

To scale operations in each of Hasbro's consumer, gaming and entertainment divisions, I believe Hasbro's Board should encourage leveraging the power of technology for product innovation, enhanced branding and global market reach. In addition, sublime product marketing leadership is critical to drive product line growth and ROIC, and guide product development and go-to-market strategies, including prioritizing investment in high-growth, high-margin franchises like Magic: The Gathering and Dungeons & Dragons.

*LEARN HOW CAROLYN JOHNSON, A TRANSFORMATION EXECUTIVE AND FORMER PUBLIC COMPANY CEO, WOULD BRING AN OPERATIONAL MINDSET AND IDEAS FOR ALIGNED COMPENSATION TO HASBRO*

**Question #1: How will your strategic transformation and corporate governance experience help unlock value for shareholders in the boardroom?**



**Carolyn Johnson:** In my experience, the most successful public companies are those that have boards and management teams who are supremely focused on shareholder value and are open to acknowledging and addressing any flaws that exist or mistakes that have been made. Hasbro would benefit from having my perspective in the boardroom because I would encourage my fellow directors to assess and debate the Company's organizational structure and strategic investments objectively. I would bring transformative ideas to the table in hopes we could find a creative solution to address the key performance and governance issues Hasbro faces today. Having been deeply involved in M&A discussions at Majesco, I fought hard for shareholders to ensure a fair price for the technology company, ultimately securing a significant increase to the original offer, which represented more than a 100% premium to the pre-offer price. Parting with a valuable asset can be difficult but is often the right financial decision.

**Question #2: Do you think that Hasbro's executive and board compensation policies can be improved?**

**Carolyn Johnson:** It's imperative for every organization, large or small, to make sure it gets incentives right. After taking a close look at Hasbro's current compensation practices, I do not believe that pay is properly aligned with performance. I think the fact that the Board allowed CEO compensation to balloon to 223x the median Hasbro employee compensation despite significant share price underperformance is completely unacceptable.[2]

In my view, Hasbro needs a compensation policy overhaul so that a significant portion of total executive compensation is aligned with peers and tied to total shareholder returns. If shareholders are suffering underperformance, executives and directors of the Company should not be rewarded handsomely.

**Question #3: Do you share Alta Fox's view that Hasbro should pursue a tax-free spin-off of Wizards of the Coast?**

**Carolyn Johnson:** Directors serving on public company boards have a fiduciary duty to explore all paths to maximizing value for their shareholders. It's important that Hasbro's Board and management team remain openminded to new ideas that can facilitate strategic, value-enhancing discussions. Any time I have served as a director or CEO of a public company, I have always been willing to discuss new ways to improve performance and strategy. In my view, Hasbro's Board should consider a credible, well-communicated assessment of strategic alternatives for Wizards of the Coast before hastily dismissing it.

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We hope that shareholders now have a better sense of the qualities and qualifications our slate would bring to Hasbro's Board, and investors should expect more materials in the weeks to come. We want all of the Company's employees, customers and investors to know who we have nominated and what those individuals stand for. We believe our nominees are the right directors to assist Chris Cocks in delivering significant value for shareholders.

Sincerely,

Connor Haley
Managing Partner
Alta Fox Capital Management, LLC

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[2] Company's 2021 proxy statement.